May 10, 2006

Larry Spirgel, Esq.,
Assistant Director, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-9303.

Re:	Responses to Comments on the Registration Statement on Form S-4 filed by AT&T Inc. on March 31, 2006 (File No. 333-132904)

Dear Mr. Spirgel:
                         AT&T Inc. (“AT&T”) today filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-132904) (“Amendment No. 1”), including a Prospectus of AT&T and a Joint Proxy Statement of AT&T and BellSouth Corporation (“BellSouth”). This letter, which is being submitted on behalf of AT&T and BellSouth, responds to your letter, dated April 28, 2006, relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.
                         The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter of April 28, 2006. For your convenience, we have also included the text of each of your comments. In general, the information contained in this letter with respect to AT&T has been furnished by AT&T and the information contained in this letter with respect to BellSouth has been furnished by BellSouth. All page references contained in this letter are to the pages of Amendment No. 1 in the form filed today with the Commission, unless otherwise specified. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in Amendment No. 1.

Larry Spirgel, Esq.	-2-
Form S-4
Prospectus Cover Page/Letter to Shareholders
1.	We note your disclosure that a failure of a BellSouth shareholder to vote is the equivalent to a vote against the merger. Also highlight that the failure of an AT&T shareholder to return his or her proxy will negatively affect approval of the merger (because of the need to have a majority of the AT&T shares represented at the meeting).

In response to the Staff’s comment, we have revised the disclosure on the Prospectus cover page.
Questions and Answers, page vii
2.	Clarify answer #15 to make clear that if a shareholder returns a signed proxy card without specifying his or her choices, the shares will be voted for the merger.

In response to the Staff’s comment, we have revised the answer to Question 15.

3.	We note your answer to question #17 where you indicate that the pro forma dividend to BellSouth shareholders if the merger had been completed prior to the record date for the most recent AT&T dividend would have represented a 52% increase over BellSouth’s most recently paid dividend. Tell us in your response letter whether this increase is consistent with what was paid out by both companies over the last 24 months. If not, make clear that this increase is not necessarily typical of what might be paid in the future by AT&T.

The AT&T quarterly dividend over the past 24 months ranged from $0.3125 paid on May 3, 2004 to $0.3325 paid on May 1, 2006. The BellSouth quarterly dividend in these same quarterly periods ranged from $0.25 paid on May 3, 2004 to $0.29 paid on May 1, 2006. For each quarter ended in the past 24 months, beginning with the quarterly period ended May 3, 2004, the pro forma dividend to BellSouth shareholders if the merger had been completed prior to the record date for the applicable AT&T dividend, at the 1.325 exchange ratio, would have represented an increase ranging from 47% to 66%. For the most recently completed quarter, the increase would have been 52%. As we note at the end of Answer 17, all future dividends on AT&T’s common stock are subject to the approval of AT&T’s board of directors.

Larry Spirgel, Esq.	-3-
Summary, page 1
The Companies, page 1
4.	We note you disclosed BellSouth’s annual revenues but please also disclose BellSouth’s net income and AT&T’s 2005 revenues and net income.

In response to the Staff’s comment, we have revised the disclosure on page 1 to add the suggested data. We also note that we have made a corresponding change to the disclosure on page 26.

5.	Where you disclose BellSouth’s ownership interests in Cingular in the first paragraph, please also disclose that BellSouth and AT&T jointly control Cingular.

In response to the Staff’s comment, we have revised the disclosure on page 1. We also note that we have made a corresponding change to the disclosure on page 26.
Interests of BellSouth Executive Officers and Directors in the Merger, page 4
6.	Highlight the severance payments that will be due to Mr. Ackerman upon his departure in connection with the completion of the merger.

In response to the Staff’s comment, we have revised the disclosure on page 4 to highlight the severance payments that will be due to Mr. Ackerman.
No Dissenters Rights, page 5
7.	Please briefly explain what dissenters’ rights are and how the absence of these rights impact BellSouth’s shareholders.

In response to the Staff’s comment, we have revised the disclosure on pages 5, 6 and 65.
Alternative Acquisition proposals, page 6
8.	Briefly explain what a standstill agreement is.

In response to the Staff’s comment, we have revised the disclosure on page 6.
Conditions to Closing, page 6
9.	Disclose here, and on pages 86-88 under “Conditions to the Merger,” the material conditions to the merger that are waiveable. In addition, disclose

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whether it is the BellSouth board’s intent to resolicit stockholder approval of the merger if either party waives material conditions. We generally believe that resolicitation is required when companies waive material conditions to a merger. In this regard, we note your disclosure in the material United States tax consequences section that you intend to resolicit in the event that the tax consequences are materially different from those described in this joint proxy statement/prospectus.
In response to the Staff’s comment, we have revised the disclosure on pages 7, 91, 92 and 93.
Selected Historical Financial Data of AT&T and BellSouth, pages 10 and 11
10.	Include each company’s net income for the periods presented.

We respectfully note the Staff’s comment. Although we respectfully submit that Item 301 of Regulation S-K does not require the disclosure of net income in presenting Selected Financial Data, we have revised the disclosure on pages 10 and 12 in response to the Staff’s comment.
Risk Factors, page 16
11.	Revise the following risk factor captions to succinctly state in your caption the particular risk that results from the uncertainty, and tailor the caption to reflect the particular risk to you or potential investors:
•	The interests of the directors and executive officers of BellSouth..., page 17

•	The merger agreement restricts BellSouth’s ability to pursue..., page 17

•	The combined company’s indebtedness following the completion..., page 19

•	AT&T’s ability to maintain leading technological capabilities is uncertain, page 20

•	Changes to federal and state regulations and decisions..., page 20

•	The rights of BellSouth shareholders will change..., page 21
In response to the Staff’s comment, we have revised the risk factor captions that the Staff identified on pages 20, 22, 23 and 24. For the reasons described in response to Comment 15, we have deleted the risk factor that the Staff identified on page 21 of the Registration Statement filed on March 31, 2006.

Larry Spirgel, Esq.	-5-
The interests of the directors and executive officers of BellSouth in seeing the merger completed may be different . . . , page 17
12.	Clarify that the interests of the directors and executive officers of BellSouth are (as opposed to “may be”) different than those of the BellSouth shareholders due to their change of control and severance arrangements and include the total dollar amount of the severance payments that could be payable to management of BellSouth if all leave the company within two years of the completion of the merger (total of the amounts in the table on page 55).

In response to the Staff’s comment, we have revised the disclosure on page 20.
The merger agreement restricts BellSouth’s ability to pursue alternatives to the merger, page 17
13.	Include a separate risk factor or expand this one to highlight the fact that the merger agreement also restricts the ability of both companies’ shareholders to defeat the merger because of the termination fee payable if either company’s shareholders do not approve the merger.

In response to the Staff’s comment, we have revised the disclosure on page 20 to highlight the circumstances under which a termination fee would be payable if BellSouth’s shareholders do not approve the merger. We respectfully note that, under the merger agreement, a termination fee would be payable where one of the parties’ shareholders does not approve the merger only if an Acquisition Proposal is made prior to the vote and another transaction is entered into or closes within twelve months after the termination. While this may discourage a third party from making a bid for either party, it should not restrict BellSouth’s shareholders from voting against adoption of the Merger Agreement, or AT&T’s shareholder from voting against the issuance of shares required to be issued pursuant to the merger agreement, in either case defeating the merger if the relevant party’s shareholders choose to so vote.
The success of AT&T’s Project Lightspeed . . . , page 20
14.	Please disclose the current status of this project and AT&T’s anticipated timing for deployment.

In response to the Staff’s comment, we have revised the disclosure on pages 23 and 24.

Larry Spirgel, Esq.	-6-
The rights of BellSouth shareholders will change . . . , page 21
15.	We note your cross-reference to the lengthy comparison of the rights of a shareholder of BellSouth and the rights of a shareholder of AT&T but please briefly explain why the differences between the current rights of BellSouth shareholders and the rights they will have after the merger as AT&T shareholders should be viewed as risks to BellSouth shareholders. However, the disclosure does not make clear why this change in corporate domicile poses a risk to BellSouth shareholders. In this regard, clarify whether Delaware law generally offers fewer rights or less protection than Georgia law?

We have reconsidered the appropriateness of including a risk factor regarding the differences between the current rights of BellSouth shareholders and the rights they will have as AT&T shareholders following the merger, and have determined that these differences are not among “the most significant factors that make the offering speculative and risky” required to be disclosed under Item 503(c) of Regulation S-K. Accordingly, we have decided to delete this risk factor.
The Merger, page 24
Background of the Merger, page 24
16.	Please disclose any particular issues underlying the inability of AT&T and BellSouth “to agree on a basis to proceed with discussions” in late 2004 and 2005. In addition, please explain how these issues were resolved so that investors understand why there was a basis to proceed with discussions in early January 2006.

In response to the Staff’s comment, we have revised the disclosure on page 27.

17.	We note your disclosure regarding the wide range of strategic alternatives that BellSouth considered in 2005. Please describe why each of these alternatives was not pursued. In this regard, please clarify whether BellSouth entered into negotiations for any of the strategic alternatives you reference and, if so, please describe those negotiations.

In response to the Staff’s comment, we have revised the disclosure on page 27.

18.	Please expand your disclosure regarding the discussions that Mr. Whitacre and Mr. Ackerman had in January and February of 2006 to address the key aspects of the proposed transaction that they discussed. For example, you state that based on Mr. Ackerman’s briefing of the BellSouth board, Mr. Ackerman contacted Mr. Whitacre on January 26, 2006 to indicate BellSouth was willing to proceed with further discussions. Please disclose the key

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transactions terms that were discussed in the briefing and add any additional context to your disclosure with regard to the progression in the negotiations. For each step in the negotiations, please disclose any key transaction terms that were resolved and/or still under consideration by the parties.

In response to the Staff’s comment, we have revised the disclosure on pages 27 and 28.

19.	Please clarify whether AT&T first suggested the 1.325 exchange ratio at the February 10, 2006 meeting between Mr. Ackerman and Mr. Whitacre. In addition, briefly explain how AT&T arrived at the 1.325 exchange ratio.

In response to the Staff’s comment, we have revised the disclosure on pages 27 and 28.

20.	Please provide more insight to the negotiations behind management’s decisions regarding:
•	The exchange ratio and the type of merger consideration;

•	The terms upon which Bellsouth could consider an alternative acquisition proposal and the process for dealing with any third-party proposal; and

•	The $1.7 billion termination fee.
In response to the Staff’s comment, we have revised the disclosure on pages 27 and 28.

21.	Please disclose why AT&T and BellSouth each engaged two fairness advisors (instead of just one for each company) and clarify whether the number of fairness advisors to be retained was negotiated by the parties.

In response to the Staff’s comment, we have revised the disclosure on pages 35 and 46.
Recommendation of the AT&T Board of Directors, page 27
22.	We note that BellSouth’s historical business is “wireline communications and its largest customer segment is the retail consumer segment.” We also note from AT&T’s MD&A in its 2005 annual report that its focus following the SBC Communications merger was “broadband/data and business revenues.” Explain in reasonable detail and in Plain English how this merger continues the business focus of AT&T or whether the merger signals a change in the business focus of AT&T back to servicing the retail consumer and providing extensive wireline communications nationwide.

Larry Spirgel, Esq.	-8-
We respectfully note the Staff’s comment. As the Staff correctly states, AT&T’s 2005 annual report indicated that the acquisition of ATTC would help to change the focus of the combined company toward broadband/data and business revenues. The sentence following that sentence in the AT&T 2005 annual report added that, “Cingular’s late 2004 acquisition of AT&T Wireless Services Inc. (AT&T Wireless) also increased our potential for growth in the wireless area.” The AT&T 2005 annual report also disclosed that, “Over the next few years [AT&T] expect[s] an increasing percentage of [its] growth to come from: (1) data/broadband, through existing services, new services to be provided by [its] Project Lightspeed initiative and [its] acquisition of ATTC, and (2) Cingular’s wireless service.” Specifically regarding AT&T’s Project Lightspeed initiative, the 2005 annual report indicated that “[i]n order to continue to offer attractive and competitively-priced services, we are deploying a new broadband network to offer IP-based voice, data and video services.”
The proposed AT&T and BellSouth merger, as disclosed in the joint proxy statement/prospectus beginning on page 29, under “AT&T’s Reasons for the Merger”, is attractive for a number of factors that support the business focus of AT&T as stated in the AT&T 2005 annual report. Among other things, the merger will significantly increase AT&T’s exposure to wireless, a growth area as noted in its Annual Report, and will put control of Cingular Wireless in one company, which AT&T expects will have a number of operational and marketing benefits. In addition, the addition of the BellSouth wireline network, which already includes a substantial build-out of fiber optic cable to points near end-users, will complement AT&T’s existing plans to deploy IPTV. Finally, the ability to integrate the IP networks of AT&T, BellSouth and Cingular into a single, fully integrated wireless and wireline IP network is expected to offer substantial cost savings and to permit AT&T to offer more quickly the kinds of tightly integrated voice, data and video products that AT&T believes will be increasingly demanded by customers in the near future.
AT&T believes that the merger is consistent with its statements in its MD&A in its 2005 Form 10-K.
BellSouth’s reasons for the Merger, page 27
23.	We note your disclosure under “Other Transaction Considerations” that after consulting with BellSouth’s financial advisors, the Board’s judgment was that this fee “was at the low end of the range of termination fees provided for in recent large acquisitions.” Please disclose the number of transactions considered in this analysis. Please also disclose the average fee in those transactions, as a percentage of the merger consideration. Please also clarify whether the board considered other factors regarding the termination fee, such as the amount of the termination fee relative to BellSouth’s net income of $3.3 billion in 2005.

Larry Spirgel, Esq.	-9-
In response to the Staff’s comment, we have revised the disclosure on page 32, including adding additional disclosure regarding the factors considered by the Board of Directors in considering the termination fee.

24.	You list the requirement to pay the termination fee in the event that BellSouth terminates the merger agreement and accept a superior proposal under the potential risk that certain of the merger agreement terms may discourage other proposals for alternative transactions. You separately list “the other circumstances under which BellSouth may be required to pay a termination fee of $1.7 billion to AT&T.” Please specifically describe these “other circumstances” and please clarify what the board specifically considered regarding the “other circumstances.” In this regard please specifically address whether the “recent large acquisition transactions” that the board considered with regard to the termination fee contained similar provisions that would trigger the payment of the termination fee. For example, did these other transactions contemplate payment of a fee by the target in the event that the target’s shareholders did not approve the transaction?

In response to the Staff’s comment, we have revised the disclosure on page 34.

25.	We note that the BellSouth board concluded that the terms of the merger agreement, including the $1.7 billion termination fee, “should not preclude a proposal for an alternate transaction involving BellSouth” (page 29). Explain in greater detail how the BellSouth board reached such a conclusion, particularly in light of the stated risk on page 30 that the termination fee “may have the effect of discouraging proposals for alternative transactions with BellSouth.

In response to the Staff’s comment, we have revised the disclosure on page 32.
Opinion of AT&T’s Financial Advisors, page 31
Opinions of BellSouth’s Financial Advisors, page 42
26.	Please provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by AT&T’s or BellSouth’s financial advisors in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials.

We respectfully note the Staff’s comment. A copy of the presentation made to the AT&T Board of Directors on March 4, 2006 by Lehman Brothers and Evercore will be furnished by Latham & Watkins LLP, counsel to Lehman Brothers, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec.

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200.83. In accordance with such rules, Lehman Brothers and Evercore will request that those materials be returned promptly to Latham & Watkins LLP following completion of the Staff’s review thereof.

A copy of the presentation made to the BellSouth Board of Directors on March 4, 2006 by Citigroup and Goldman Sachs will be furnished by Skadden, Arps, Slate, Meagher & Flom LLP, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules Citigroup and Goldman Sachs will request that those materials be returned promptly to Skadden, Arps, Slate, Meagher & Flom LLP following completion of the Staff’s review thereof.

27.	Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to a third-party financial advisor, including a merging party’s advisor. Accordingly, please disclose all material projections that were exchanged among AT&T, BellSouth and their respective financial advisors or advise us why they are not material. For example, please disclose the “financial projections of BellSouth prepared by BellSouth’s management” that was furnished to Lehman Brothers, as disclosed on page 32. You may explain the limited purpose of the prepared forecasts and provide other information so that shareholders better understand the forecasts’ scope and purpose. Also consider the applicability of Regulation G to the extent you include any non-GAAP information in connection with the disclosure of these projections.

The companies’ projections are reflected in the board presentations being supplementally provided to the Staff, in response to Comment 26. The companies, however, have not included a summary of such information in Amendment No. 1 based on their belief that, on balance, the inclusion of such information could be misleading to many shareholders, without providing any meaningful benefit. This is based on the companies’ belief that the projections are not material to the decision of the BellSouth shareholders on whether to vote to approve the merger, or the decision of the AT&T shareholders to approve the issuance of stock required to be issued pursuant to the merger agreement. The companies are also concerned that some shareholders may place undue significance on any projections which may be included, notwithstanding any cautionary language which may accompany such projections.

There are inherent uncertainties associated with projections and the fact that the essence of the transaction is the combination of two industry leaders and the synergies and other benefits expected to be derived therefrom (which are fully disclosed in Amendment No. 1). Further, the shareholder votes will take place several months after the projections were prepared.

Larry Spirgel, Esq.	-11-
In addition, the companies exchanged projections after the exchange ratio had been agreed upon, and as a result the shareholders should not have a need to review those projections. Further, certain of the amounts derived from the projections are available as a result of public disclosures in connection with merger.

28.	Please disclose the dates that the fairness advisors were engaged to provide their advisory services. Also provide us with copies of the engagement letters.

In response to the Staff’s comment, we have revised the disclosure on pages 37, 39, 48. We also refer the Staff to the disclosure on page 53.

In addition, a copy of the engagement letter between Lehman Brothers and AT&T will be provided by Latham & Watkins LLP, counsel to Lehman Brothers, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, Lehman Brothers will request that the engagement letter be returned promptly to Latham & Watkins LLP following completion of the Staff’s review thereof.

A copy of the engagement letter between Evercore and AT&T will be provided by Simpson, Thacher & Bartlett LLP, counsel to Evercore, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, Evercore will request that the engagement letter be returned promptly to Simpson, Thacher & Bartlett LLP following completion of the Staff’s review thereof.

A copy of the engagement letter between Goldman Sachs and BellSouth will be provided by Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Goldman Sachs, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, Goldman Sachs will request that the engagement letter be returned promptly to Skadden, Arps, Slate, Meagher & Flom, LLP, following completion of the Staff’s review thereof.

A copy of the engagement letter between Citigroup and BellSouth will be provided by Cravath, Swaine & Moore LLP, counsel to Citigroup, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, Citigroup will request that the engagement letter be returned promptly to Cravath, Swaine & Moore LLP, following completion of the Staff’s review thereof.

Larry Spirgel, Esq.	-12-
29.	We note that you have only quantified the consideration being paid to Citigroup and Goldman Sachs in connection with this transaction. As required by Item 1015(b)(4) of Regulation M-A, please quantify the compensation that each of the four financial advisors will receive in exchange for rendering their services in connection with this transaction. Also disclose the compensation that the advisors received for the services they provided for each company during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on pages 37, 39, 40, 49 and 52.

30.	Quantify the portion of the fees payable to Lehman Brothers and Evercore that are contingent upon the consummation of the merger. In addition, revise any references to the advisors’ opinions and analyses appearing in each of AT&T’s and BellSouth’s reasons for the merger to address the contingent payments being paid to each of the four financial advisors.

In response to the Staff’s comment, we have revised the disclosure on pages 37, 39 and 40 to quantify the portion of the fees payable to Lehman Brothers and Evercore that are contingent upon the consummation of the merger. Additionally, we have revised the disclosure on pages 30 and 31 to highlight the contingent payments being paid to each of the four financial advisors.
Equity Research Analysis, page 36
31.	Disclose why Lehman Brothers and Evercore selected the firms listed for this analysis.

In response to the Staff’s comment, we have revised the disclosure on page 41.
Material United States Federal Income Tax Consequences, page 56
32.	We note your disclosure that “[a]ssuming that the merger will be treated for federal tax purposes as a reorganization ..., the material United States federal income tax consequences ... are as follows.” Counsel may not assume any legal conclusions underlying the opinion. Counsel must instead opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state that the transaction is structured to qualify as a reorganization under Section 368(a).

In response to the Staff’s comment, we have revised the disclosure on pages xi, 4, 62 and 63.

Larry Spirgel, Esq.	-13-
33.	It appears that you intend the tax discussion to be counsels’ opinion. If so, please revise to clearly state that this is counsel’s opinion. Alternatively, advise us whether you intend to obtain and file long-form tax opinions.

In response to the Staff’s comment, we have revised the disclosure on pages 62 and 63. In addition, we are supplementally providing current drafts of the opinions of Sullivan & Cromwell LLP and Fried, Frank, Harris, Shriver & Jacobson LLP for the Staff’s review.
Information About the AT&T Special Meeting, page 63
Information About the BellSouth Special Meeting, page 66
34.	We note your disclosure that proxies may be solicited by mail, telephone or in person. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

We respectfully note the Staff’s comment. We supplementally confirm AT&T’s and BellSouth’s understanding that written soliciting materials are required to be filed under cover of Schedule 14A.
Unaudited Pro Forma Condensed Combined Financial Information as of and for the Year Ended December 31, 2005, page 92
35.	We note that you refer to third-party valuations. While you are not required to make reference to the third-party valuations, when you do you should disclose the name of the experts and include the consents of the experts in the filing. If you decide to delete your reference to the third-party valuations, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

We respectfully note the Staff’s comment. The reference to third-party valuations on page 92 of the Registration Statement filed on March 31, 2006 was made in the context of repeating what was already disclosed in the notes to AT&T’s 2005 consolidated financial statements in order to explain the origin of the values provided for property, plant and equipment, intangible assets (including the AT&T trade name), debt and certain other assets and liabilities acquired in the merger with ATTC as they appear in the AT&T 2005 consolidated financial statements, and to note that these preliminary valuations are subject to adjustment as valuations are finalized over the 12 months following the closing of the ATTC acquisition, and do not need to be included as part of the financial statements provided in Amendment No. 1. These values are reflected in AT&T’s 2005 consolidated financial statements, which have been audited by

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Ernst & Young LLP, which has provided its consent to the incorporation by reference of its report, dated February 16, 2006, with respect to the consolidated financial statements of AT&T, AT&T management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of AT&T, in AT&T’s 2005 annual report and in the Registration Statement and the accompanying prospectus/joint proxy statement. As a result, we have deleted the reference to the third-party valuations in Amendment No. 1. Additionally, in response to the Staff’s comment, we have revised the disclosure on pages 109 and 113.
Note to Unaudited Pro Forma Condensed Combined Financial Statements, page 97
36.	Please note that all pro forma adjustments should be referenced to footnotes that clearly explain what has taken place as well as any assumptions. Please revise and expand your footnote presentations to provide the required level of detail and clarity.

In response to the Staff’s comment we have adjusted the Unaudited Pro Forma Condensed Combined Statement of Income and Balance Sheet on pages 111 and 112 to provide references to the appropriate note(s).

37.	Expand Note 2(a) to clearly provide a schedule showing how the unreferenced amounts on the Unaudited Pro Forma Condensed Combined Statement of Income and Balance Sheet for the Adjustment for the Consolidation of Cingular were developed. Provide a reference to the note on the Unaudited Pro Forma Condensed Combined Statement of Income and Balance Sheet.

In response to the Staff’s comment, we have expanded the disclosure in Note 2(a) on page 114 and adjusted the Unaudited Pro Forma Condensed Combined Statement of Income and Balance Sheet on pages 111 and 112 to include references to the appropriate note(s).

38.	In Note 2(a), disclose the offsetting debits related to the credits of $31,404 and $21,274 to eliminate AT&T’s and BellSouth’s investments in Cingular.

In response to the Staff’s comment, we have revised the disclosure to Note 2(a1) through 2(a3) on page 114.

39.	Expand Note 2(b2), to indicate the assets and liabilities that have been recorded at historical costs and those that have recorded at estimated fair value.

In response to the Staff’s comment, we have revised the disclosure to Note 2(b2) on page 117.

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40.	In Note 2(b2), provide the amounts of BellSouth’s reclassified capitalized software and deferred activation revenue and expense. Provide the appropriate references in the Unaudited Pro Forma Condensed Combined Balance Sheet.

In response to the Staff’s comment, we have revised the disclosure to Note 2(b2) on page 117.

41.	In Note 2(b4), discuss the two adjustments on the balance sheet, $45 adjustment to the Cingular assets and $5,579 adjustment the Other noncurrent liabilities.

In response to the Staff’s comment, we have revised the disclosure to Note 2(b4) on page 118.

42.	In Note 2(b5), disclose how you determined that the carrying value of BellSouth’s long-term debt was $15,765 at December 31, 2005.

In response to the Staff’s comment, we have revised the disclosure to Note 2(b5) on page 118.

43.	In Note 2(c1), disclose the entry that was made to the Pro Forma Condensed Combined Statement of Income to arrive at these adjustments.

In response to the Staff’s comment, we have revised the disclosure to Note 2(c1) on page 118.

44.	In Note 2(c2), (d3) and (e4), tell us why you are not using the effective interest method to amortize the difference between the fair value and carrying value of the debt.

While the effective interest method is the preferred method for the calculation of interest on a note under the provisions of APB 21, Accounting Principles Board Opinion 21, “Interest on Receivables and Payables” (APB 21), paragraph 15 of APB 21 allows that “other methods of amortization may be used if the results obtained are not materially different from those which would result from the ‘interest’ method.” While the coupon of a bond may vary slightly from the market rate, because a bond offering is priced and sold within a very short period of time, and the requirement that the resulting premium or discount to be amortized over the life of the bond, which can be as long as 30 years, the income statement impact of the difference in the effective interest method and straight line amortization is immaterial (less than $20 million) to any given year’s financial statements. For ease of calculation and transparency, we have used straight line amortization.

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45.	In Notes 2(c2) through 2(c6), show the computation of each adjustment that was made to the Pro Forma Condensed Combined Statement of Income.

In response to the Staff’s comment, we have revised the disclosure to Notes 2(c2), though 2(c6) on pages 118 and 119.

46.	In Notes 2(d2) and 2(d3), show the computations for each adjustment that was made to the Pro Forma Condensed Combined Statement of Income.

In response to the Staff’s comment, we have revised the disclosure to Notes 2(d2), and 2(d3) on page 120.

47.	In Notes 2(e3) and 2(e4), show the computations for each adjustment that was made to the Pro Forma Condensed Combined Statement of Income.

In response to the Staff’s comment, we have revised the disclosure to Notes 2(e3), and 2(e4) on pages 120 and 121.

48.	In Note (f), show the computation of pro forma basic and diluted earnings per share, including the computation of the weighted average shares outstanding.

In response to the Staff’s comment, we have revised the disclosure to Note (2f) on page 121.
Annex A
49.	As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of any omitted schedules or disclosure letters, together with an agreement to furnish to us a copy of any omitted document upon request.

In response to the Staff’s comment, we have filed a list briefly identifying the contents of the omitted disclosure letters, together with an agreement to furnish a copy of the omitted disclosure letters to the Commission upon request as Exhibit 2.2 to Amendment No. 1.
Exhibits
50.	In the consents filed as exhibits 99.7 and 99.10, each advisor makes similar statements that its consent is being delivered or included solely in connection with this initial filing of the registration statement. Please note that, due to the limitations placed on each consent, you will have to file new consents with each amendment to the registration statement.

Larry Spirgel, Esq.	-17-
We note the Staff’s comment and we have attached updated consents, which are included as Exhibits 99.7 and 99.10 to Amendment No. 1.

51.	Please file the legality opinion as soon as possible. We may have comments on the opinion after reviewing it.

We note the Staff’s comment and will file the legality opinion as an exhibit to the Registration Statement prior to the time that we request that the Registration Statement be declared effective. As of today’s date, the draft of the opinion has not been finalized, but we are supplementally providing the current draft for the Staff’s review.
Other
52.	Please note that the Staff has issued comments regarding the 2005 10-K of Cingular Wireless. Because of the incorporation by reference of these financial statements into this registration statement, those comments must be resolved prior to the effectiveness of this registration statement.

We respectfully note the Staff’s comment regarding the outstanding comments to the 2005 10-K of Cingular Wireless.
* * *

Larry Spirgel, Esq.	-18-
              Please contact me at (212) 558-4899, via fax at (212) 558-3378 or via e-mail at krautheimere@sullcrom.com if you have any comments or questions about this letter.
Very truly yours,
/s/ Eric M. Krautheimer
Eric M. Krautheimer

cc:	Wayne A. Wirtz, Esq.
AT&T Inc.
175 East Houston
San Antonio, Texas 78205

Stacey K. Geer, Esq.
BellSouth Corporation
1155 Peachtree Street, N.E.
Atlanta, Georgia 30309

Arthur Fleischer, Jr., Esq.
Philip Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004

Joseph B. Frumkin, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004